Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2017 Results

TORONTO, April 28, 2017 – Thomson Reuters (TSX /NYSE: TRI) today reported results for the first quarter ended March 31, 2017.

•	Reported revenues were up 1%, compared to down 1% in the prior-year period

¡	Before currency, revenues were up 2%, compared to up 1% in the prior-year period

•	Operating profit increased 43%, from $310 million to $444 million

¡	Adjusted EBITDA increased 17%, with the margin increasing 430 basis points to 31.1%

•	Diluted earnings per share (EPS) was $0.41, an increase of 21%, or $0.07 per share

¡	Adjusted EPS was $0.63, an increase of 37%, or $0.17 per share

•	The company repurchased 6.8 million shares at a cost of $284 million

•	The company re-affirmed its 2017 full-year outlook

“Today’s results demonstrate the progress we continue to make strengthening our business,” said Jim Smith, president and chief executive officer of Thomson Reuters. “It is particularly encouraging to see the investments we have made behind our most promising growth opportunities beginning to shine through on the revenue line. That growth, coupled with savings from our transformation programs, led to a significant improvement in profitability and earnings per share this quarter. We expect those trends to continue as we move through the year.”

Consolidated Financial Highlights – First-Quarter 2017

Unless otherwise indicated, all amounts are from continuing operations and exclude the results of the company’s former IP & Science business, which was sold in October 2016. IP & Science was classified as a discontinued operation for 2016 reporting purposes.

	Three Months Ended March 31, (Millions of U.S. dollars, except earnings per share (EPS))

IFRS Financial Measures (1)	2017	2016	Change
Revenues	$2,815	$2,793	1%
Operating profit	$444	$310	43%
Diluted EPS (includes discontinued operations)	$0.41	$0.34	21%
Cash flow from operations (includes discontinued operations)	$(368)	$458	n/m (2)

(1)	Financial results reported in accordance with International Financial Reporting Standards
(2)	n/m – not meaningful

•	Revenues increased 1% as higher subscription revenues and contributions from Financial & Risk’s acquisitions were partly offset by the impact of foreign currency and a decline in Financial & Risk’s recoveries revenues.

•	Operating profit increased 43% due to higher revenues, lower expenses (which reflected the impact of transformation initiatives to simplify the business) and the favorable timing of certain corporate costs.

•	Diluted EPS, which includes discontinued operations, increased 21% to $0.41 as higher operating profit more than offset the loss of earnings from IP & Science following its sale.

•	Cash flow from operations, which includes discontinued operations, was negative $368 million in the quarter due to a $500 million pension plan contribution, $86 million of payments related to the fourth-quarter 2016 severance charges, and the loss of cash flow from IP & Science following its sale ($152 million year-on-year variance). In the fourth quarter of 2016, the company incurred $212 million of severance charges. Cash payments associated with the charges did not have a meaningful impact on the company’s cash flow from operations in 2016, as most of the payments are expected to be made in 2017.

Thomson Reuters Reports First-Quarter 2017 Results

Non-IFRS Financial Measures (1)

	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and margins)
	2017	2016	Change	Change Before Currency
Revenues	$2,815	$2,793	1%	2%
Adjusted EBITDA	$876	$748	17%	17%
Adjusted EBITDA margin	31.1%	26.8%	430bp	400bp
Adjusted EPS	$0.63	$0.46	37%	37%
Free cash flow (includes discontinued operations)	$(585)	$223	n/m (2)

(1)	In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(2)	n/m – not meaningful

•	Revenues increased 1% to $2.8 billion.

¡	Before currency, revenues increased 2% as higher subscription revenues and contributions from Financial & Risk’s acquisitions were partly offset by a decline in Financial & Risk’s recoveries revenues.

•	Adjusted EBITDA increased 17% to $876 million and the margin increased to 31.1% from 26.8%, primarily due to higher revenues and lower expenses, which reflected savings from transformation initiatives to simplify the business and favorable timing for certain corporate costs. Currency had a 30 basis points positive impact on the margin.

•	Adjusted EPS was $0.63, an increase of 37%, or $0.17 per share. Currency had no impact.

•	Free cash flow for the first quarter of 2017 was negative $585 million, primarily due to (1) a $500 million pension plan contribution; (2) $86 million of payments related to fourth-quarter 2016 severance charges; and (3) the loss of the free cash flow from the company’s former IP & Science business ($152 million year-on-year variance).

¡	Free cash flow for the full year is expected to be between $0.9 billion and $1.2 billion, as reflected in the company’s Outlook. The first quarter is historically the company’s weakest of the year for free cash flow generation.

Recent Developments

$500 Million Pension Plan Contribution

As previously disclosed, the company made a voluntary cash contribution of $500 million to its US defined benefit pension plan in January 2017, which impacted first-quarter cash flow from operations and free cash flow.

Dividend and Share Repurchases

In February 2017, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.38 per common share. A quarterly dividend of $0.345 per share is payable on June 15, 2017 to common shareholders of record as of May 18, 2017.

In February 2017, the company announced that it planned to repurchase up to an additional $1.0 billion of its shares after completing its previous buyback program. In the first quarter of 2017, the company repurchased 6.8 million shares at a cost of $284 million.

Thomson Reuters Reports First-Quarter 2017 Results

Business Outlook 2017 (Before Currency)

Thomson Reuters today reaffirmed its Outlook for 2017. The company’s 2017 Outlook assumes constant currency rates compared to 2016 and does not factor in the impact of acquisitions or divestitures that may occur during the year.

For the full year 2017, the company expects:

•	Low single-digit revenue growth

•	Adjusted EBITDA margin to range between 28.8% to 29.8%

•	Free cash flow to range between $0.9 billion and $1.2 billion (which reflects cash payments in 2017 relating to the fourth-quarter 2016 charge, the $500 million contribution to the US defined benefit pension plan made earlier in the first quarter and the loss of free cash flow from the divestiture of the IP & Science business)

•	Adjusted EPS target of $2.35

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Highlights by Business Unit

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

The impact of currency on profitability metrics in the first quarter was not material to either the consolidated results or to the business units and therefore only reported profitability is discussed below.

Financial & Risk

•	Revenues increased 1% to $1.5 billion. Acquisitions contributed approximately 1% to the first-quarter revenue growth. Organic revenues grew approximately 2% excluding the impact of lower recoveries revenues and commercial pricing adjustments related to the migration of certain customers to new platforms. The company expects these two factors to have a lesser impact on reported revenue growth in the second quarter and to have no material impact in the second half of the year.

¡	Recurring revenues (77% of the segment’s revenues in the quarter) were up 2%, primarily due to an annual price increase and positive net sales. Growth was partly offset by the commercial pricing adjustments described above.

¡	Transactions revenues (15% of the segment’s revenues in the quarter) were up 4% due to increased revenue from Tradeweb and the BETA brokerage processing business, as well as contributions from acquisitions. This increase was offset by the impact of lower foreign exchange trading and outright revenues.

¡	Low-margin recoveries revenues (8% of the segment’s revenues in the quarter) decreased 9%, partially due to third parties continuing to move to direct billing with their customers. Recoveries revenues are expected to be only marginally lower for the full-year 2017 compared to 2016.

¡	Recoveries represent revenues for content or services provided by third parties and distributed through or in conjunction with Financial & Risk’s platform. Reductions in recoveries revenue have no material impact on the unit’s adjusted EBITDA.

•	By geography, revenues in the Americas were up 3%, Europe, Middle East and Africa (EMEA) and Asia were unchanged. Excluding the impact of lower recoveries and commercial pricing adjustments, all regions reported revenue growth.

•	Adjusted EBITDA increased 6% to $463 million and the margin increased to 30.8% from 29.0% due to savings related to the fourth-quarter 2016 charges and higher revenues.

Thomson Reuters Reports First-Quarter 2017 Results

•	Net sales were positive, driven by sales in EMEA and Asia. This was partially offset by the Americas, where negative net sales were impacted by the migration of legacy asset management products to Eikon, which is expected to be largely complete by the end of the second quarter.

Legal

•	Revenues increased 1% to $824 million. Excluding US print, revenues grew 2%.

¡	Solutions businesses (44% of the segment’s revenues in the quarter) grew 2% resulting from subscription revenue growth of 5%, partially offset by a 9% reduction in transactional revenues.

¡	US Online Legal Information (43% of the segment’s revenues in the quarter) grew 2%.

¡	US Print (13% of the segment’s revenues in the quarter) declined 4%.

•	Subscription revenues (76% of the segment’s revenues in the quarter) grew 4%. However, transactional revenues (11% of the segment’s revenues in the quarter) declined 8%. US Print (13% of the segment’s revenues in the quarter) declined 4%.

•	Adjusted EBITDA increased 3% to $307 million and the margin increased to 37.3% from 36.3% primarily due to the impact of higher revenues. Expenses were slightly lower than the prior-year period, reflecting transformation and cost-management initiatives.

Tax & Accounting

•	Revenues increased 6% to $417 million, driven by the Corporate and Professional businesses. Growth was partially offset by declines in the Knowledge Solutions and Government businesses.

•	Adjusted EBITDA increased 24% to $141 million and the margin increased to 33.8% from 29.3% due to higher revenues, savings related to the fourth-quarter 2016 charges and the absence of severance costs incurred in the first quarter of 2016 that did not repeat in the first quarter of 2017.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $74 million, up 1%.

•	Corporate & Other costs at the adjusted EBITDA level were $35 million compared to $101 million in the prior-year period. Including depreciation and amortization of software, Corporate & Other costs were $46 million compared to $118 million in the prior-year period. The reduction on both bases was driven by savings generated by the company’s Enterprise, Technology & Operations group, the elimination of certain retained costs relating to the sale of IP & Science, increased allocation of costs to the business units and the timing of spend within 2017.

¡	For the full year, the company expects Corporate costs, inclusive of depreciation and amortization of software, to be approximately $300 million.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures

Thomson Reuters Reports First-Quarter 2017 Results

used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company no longer reports underlying operating profit, reflecting a simplification of its reporting, in line with how the businesses are currently managed internally, and consistent with how the company provided its 2017 business outlook.

The company’s business outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook 2017 (Before Currency)” section, Mr. Smith’s comments and statements regarding recoveries revenues , the timing of product migrations within the Financial & Risk business, and corporate costs, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2017 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2017 Results

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2017 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2017	2016
CONTINUING OPERATIONS
Revenues	$2,815	$2,793
Operating expenses	(2,004)	(2,109)
Depreciation	(72)	(81)
Amortization of computer software	(180)	(169)
Amortization of other identifiable intangible assets	(119)	(128)
Other operating gains, net	4	4

Operating profit	444	310
Finance costs, net:
Net interest expense	(93)	(93)
Other finance costs	(27)	(34)

Income before tax and equity method investments	324	183
Share of post-tax earnings in equity method investments	2	1
Tax (expense) benefit	(9)	26

Earnings from continuing operations	317	210
(Loss) earnings from discontinued operations, net of tax	(3)	62

Net earnings	$314	$272

Earnings attributable to:
Common shareholders	297	262
Non-controlling interests	17	10

Earnings per share:
Basic and diluted earnings per share:
From continuing operations	$0.41	$0.26
From discontinued operations	—	0.08

Basic and diluted earnings per share	$0.41	$0.34

Basic weighted-average common shares	727,200,617	760,727,773

Diluted weighted-average common shares	729,194,404	762,216,127

Thomson Reuters Reports First-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31,	December 31,
	2017	2016
Assets
Cash and cash equivalents	$812	$2,368
Trade and other receivables	1,573	1,392
Other financial assets	131	188
Prepaid expenses and other current assets	740	686

Current assets	3,256	4,634

Computer hardware and other property, net	937	961
Computer software, net	1,396	1,394
Other identifiable intangible assets, net	5,622	5,655
Goodwill	14,673	14,485
Other financial assets	102	135
Other non-current assets	565	537
Deferred tax	55	51

Total assets	$26,606	$27,852

Liabilities and equity
Liabilities
Current indebtedness	$828	$1,111
Payables, accruals and provisions	2,033	2,448
Deferred revenue	970	901
Other financial liabilities	130	102

Current liabilities	3,961	4,562

Long-term indebtedness	6,288	6,278
Provisions and other non-current liabilities	1,662	2,258
Other financial liabilities	330	340
Deferred tax	1,130	1,158

Total liabilities	13,371	14,596

Equity
Capital	9,617	9,589
Retained earnings	7,284	7,477
Accumulated other comprehensive loss	(4,158)	(4,293)

Total shareholders’ equity	12,743	12,773
Non-controlling interests	492	483

Total equity	13,235	13,256

Total liabilities and equity	$26,606	$27,852

Thomson Reuters Reports First-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2017	2016(1)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$317	$210
Adjustments for:
Depreciation	72	81
Amortization of computer software	180	169
Amortization of other identifiable intangible assets	119	128
Net gains on disposals of businesses and investments	—	(1)
Deferred tax	(21)	(58)
Other	163	178
Pension contributions	(500)	—
Changes in working capital and other items	(657)	(371)

Operating cash flows from continuing operations	(327)	336
Operating cash flows from discontinued operations	(41)	122

Net cash (used in) provided by operating activities	(368)	458

Investing activities
Acquisitions, net of cash acquired	(178)	(46)
Proceeds from disposals of businesses and investments	10	2
Capital expenditures, less proceeds from disposals	(213)	(233)
Other investing activities	6	19

Investing cash flows from continuing operations	(375)	(258)
Investing cash flows from discontinued operations	—	(11)

Net cash used in investing activities	(375)	(269)

Financing activities
Repayments of debt	(550)	(3)
Net borrowings under short-term loan facilities	255	442
Repurchases of common shares	(284)	(432)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(242)	(249)
Dividends paid to non-controlling interests	(9)	(9)
Other financing activities	5	4

Net cash used in financing activities	(826)	(248)

Decrease in cash and bank overdrafts	(1,569)	(59)
Translation adjustments	2	4
Cash and bank overdrafts at beginning of period	2,367	922

Cash and bank overdrafts at end of period	$800	$867

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$812	$898
Bank overdrafts	(12)	(31)

	$800	$867

Refer to page 12 for footnotes.

Thomson Reuters Reports First-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA and the Related Margin

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	March 31,		Change
	2017	2016	Total	Foreign Currency (3)	Before Currency (3)
Revenues
Financial & Risk	$1,502	$1,509	0%	-1%	1%
Legal	824	822	0%	-1%	1%
Tax & Accounting	417	389	7%	1%	6%
Corporate & Other (includes Reuters News)	74	75	-1%	-2%	1%
Eliminations	(2)	(2)

Revenues	$2,815	$2,793	1%	-1%	2%

			Change
			Total	Foreign Currency (3)	Before Currency (3)
Adjusted EBITDA (2)
Financial & Risk	$463	$437	6%	-1%	7%
Legal	307	298	3%	-1%	4%
Tax & Accounting	141	114	24%	0%	24%
Corporate & Other (includes Reuters News)	(35)	(101)	n/a	n/a	n/a

Adjusted EBITDA	$876	$748	17%	0%	17%

Adjusted EBITDA Margin (2)
Financial & Risk	30.8%	29.0%	180bp	20bp	160bp
Legal	37.3%	36.3%	100bp	-10bp	110bp
Tax & Accounting	33.8%	29.3%	450bp	-30bp	480bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.1%	26.8%	430bp	30bp	400bp

n/a – not applicable

Refer to page 12 for footnotes.

Thomson Reuters Reports First-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (2)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,
	2017	2016	Change
Earnings from continuing operations	$317	$210	51%
Adjustments to remove:
Tax expense (benefit)	9	(26)
Other finance costs	27	34
Net interest expense	93	93
Amortization of other identifiable intangible assets	119	128
Amortization of computer software	180	169
Depreciation	72	81

EBITDA	$817	$689
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(1)
Other operating gains, net	(4)	(4)
Fair value adjustments	65	64

Adjusted EBITDA	$876	$748	17%

Adjusted EBITDA margin (2)	31.1%	26.8%	430bp

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (4)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,
	2017	2016(1)	Change
Earnings attributable to common shareholders	$297	$262	13%
Adjustments to remove:
Fair value adjustments	65	64
Amortization of other identifiable assets	119	128
Other operating gains, net	(4)	(4)
Other finance costs	27	34
Share of post-tax earnings in equity method investments	(2)	(1)
Tax on above items	(47)	(57)
Tax items impacting comparability	—	(7)
Loss (earnings) from discontinued operations, net of tax	3	(62)
Interim period effective tax rate normalization (5)	1	(5)
Dividends declared on preference shares	(1)	(1)

Adjusted earnings	$458	$351	30%

Adjusted EPS	$0.63	$0.46	37%

Foreign currency (3)			0%
Before currency (3)			37%
Diluted weighted-average common shares (millions)	729.2	762.2

Refer to page 12 for footnotes.

Thomson Reuters Reports First-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2017	2016
Net cash (used in) provided by operating activities	$(368)	$458
Capital expenditures, less proceeds from disposals	(213)	(233)
Capital expenditures from discontinued operations	—	(11)
Other investing activities	6	19
Dividends paid on preference shares	(1)	(1)
Dividends paid to non-controlling interests	(9)	(9)

Free cash flow	$(585)	$223

Footnotes

(1)	Prior-year period amounts have been revised to reflect the current presentation.
(2)	Thomson Reuters defines adjusted EBITDA as earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(3)	The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(4)	Adjusted earnings and adjusted earnings per share (EPS) include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(5)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(6)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2017	2016
Financial & Risk	$147	$142
Legal	62	60
Tax & Accounting	32	31
Corporate & Other (includes Reuters News)	11	17

Total depreciation and amortization of computer software	$252	$250